GP-ACT III ACQUISITION CORP.

300 Park Avenue, 2nd Floor
New York, New York 10022
United States of America

May 6, 2024

VIA EDGAR

Ruairi Regan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GP-Act III Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-278825)

Dear Mr. Regan:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-278825) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 8, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to J. Mathias von Bernuth, of Skadden, Arps, Slate, Meagher & Flom LLP at + 55 (11) 98701 0036 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

GP-Act III Acquisition Corp.

By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP

cc: Ellenoff, Grossman & Schole LLP